March 21, 2019

Alcon Inc.
Amendment No. 4 to Form 20-F
Filed February 28, 2019
File No. 001-31269

Dear Ms. Percival:

Alcon Inc. (the “Company”) has today submitted with the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter and Amendment No. 6 (“Amendment No. 6”) to its draft Registration Statement on Form 20-F first submitted to the SEC on November 13, 2018 (the “Registration Statement”).  This letter and Amendment No. 6 set forth the Company’s responses to the comments of the staff of the SEC (the “Staff”) contained in your letter dated March 11, 2019 (the “Comment Letter”), relating to Amendment No. 4 to the Registration Statement submitted to the SEC on February 28, 2019 (“Amendment No. 4”).  Clean copies of Amendment No. 6 and copies of Amendment No. 6 that have been marked to show changes made to Amendment No. 4 (the “Marked Registration Statement”) are enclosed for your convenience along with copies of this letter.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter.  Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 6. All references to page numbers in these responses are to pages of the Marked Registration Statement.

Form 20-F amended February 28, 2019
Failure to comply with law..., page 53

1.                   We note your response to prior comment 1 providing the aggregate revenue for the referenced geographical locations over the three year period ended December 31, 2018.  Tell us the breakdown of revenue for the referenced geographical location for each fiscal year.  Also, ensure that your risk factor includes a brief discussion of each allegation subject to the investigations you mention.  In this regard, it is unclear whether you are “including” only a partial list of the allegations in your description in the last full sentence on page 53 and the second sentence on page 54.  Also, specify the nature of allegations regarding the investigation into your “business practices” and “relationships with third-party distributors”.

Response:  The Company will revise its disclosure on page 54 to provide the breakdown of revenue for the referenced geographical location for each fiscal year of the three year period ended December 31, 2018 (rather than providing the range for the three-year period).  With respect to the remaining requests, the Company respectfully advises the Staff that the disclosed investigations remain open and no legal proceedings relating to either investigation (either the 2011 investigation or the DOJ/SEC investigation) have been instituted against the Company or its employees to date.  Regarding the 2011 investigation, the Company will revise its disclosure on page 53 to delete the “including” references to clarify that the description covers the full scope of the allegations the Company is aware of relating to this investigation.

Regarding the DOJ/SEC investigation, the Company respectfully advises the Staff that while certain subpoenas and information requests have been received by the Company with respect to this investigation, no charging documents or formal complaints have been delivered to, and no formal allegations have been made against, the Company with respect to this investigation and the Company is not in a position to speculate as to future developments with respect to the investigation.  Therefore, at this time there is insufficient certainty to provide meaningful additional color to investors on the scope of the investigations and, moreover, given the status of the investigations, such disclosure would be speculative and of limited benefit to investors.

Audited Combined Financial Statements for the Year Ended December 31, 2018
Note 3. Selected critical accounting policies, Revenue Recognition, page F-18

2.                   We note from your response to comment 2 that certain of your contracts provide for consideration paid in installments with either fixed term payment terms or usage-based payment terms (i.e., payments through a surcharge on the subsequent purchase price of consumables and/or implantables). Please address the following:

•                  Describe to us in greater detail the usage-based payment terms and how you account for the surcharge on the subsequent purchases.  We note that your disclosure of the common elements of variable consideration on page F-19 does not include discussion of usage-based payment terms, and you do not appear to disclose any contract assets for equipment transferred before payment is due through subsequent usage.

•                  Describe to us the period over which you typically reserve payment for installment sales.

•                  Tell us how you applied the guidance in IFRS 15.60-15.65 with respect to the existence of a significant financing component in the contracts.

•                  Tell us your consideration of IFRS 15.119(b)’s requirement to disclose information about the significant payment terms (e.g., when payment is typically due, whether the contract has a significant financing component, etc.) and IFRS 15.129’s requirement to disclose application of the practical expedient related to significant financing components.

•                  Describe to us how the consideration for the equipment sale that represents a surcharge on the subsequent purchase price of consumables and/or implantables is presented in your disclosure of net sales by business franchise on page F-30. In this regard, it is unclear whether the surcharge is captured as part of “Equipment/other” or within the respective “Implantables” or “Consumables” business franchise.

Please tell us whether the customer has the right to put the equipment back to you and whether you have the right to retake control of the equipment. If so, please explain to us the terms surrounding such right(s) and how you account for these rights.

Response:  The Company advises the Staff that the “usage-based payment terms” are not variable consideration in the measurement of the transaction price for revenue recognition purposes. Usage-based payment terms in installment sales arrangements pertain to the pattern of payment by which the customer pays down its outstanding receivable balance for surgical equipment and as a result, under the terms of the arrangements, do not meet the definition of variable consideration in IFRS 15 paragraphs 50-59 in determining the transaction price.  Therefore, usage-based payment terms are not disclosed on page F-19 in the Company’s revenue policy disclosures as one of the common elements of variable consideration.

Because the performance obligations under installment sales arrangements for surgical equipment with usage-based payment terms are satisfied at a point in time, the transaction price under these arrangements is measured and sales are recorded at the date the Company’s performance obligations are met along with a corresponding receivable, which is not a contract asset, recorded for the full amount of the transaction price allocated to the surgical equipment. No contract asset is required to be recognized. The outstanding installment sales receivables, as at December 31, 2018 and 2017, are disclosed in the Note 11, Financial and other non-current assets table in the line “Long-term receivables from customers” on page F-41, and in the Note 14, Other current assets table in the line “Current portion of long-term receivables from customers” on page F-44.

The financing component of installment sales arrangements is taken into consideration in measuring the transaction price for the effects of the time value of money, based on the period of time for customer repayment and the prevailing market interest rate in the relevant market, in accordance with IFRS 15 paragraphs 60-65.  The financial income component, which is not material (less than USD 20 million per annum), is recognized separately from revenue over the repayment period in “Other Income.”  To enhance disclosures, the Company has revised its Revenue policy disclosure in Note 3, Significant accounting policies (page F-19) to address the Staff’s comment to consider disclosure of the financing component and practical expedient applied to installment sales arrangements with payment terms of one year or less in duration (IFRS 15 paragraphs 63 and 129).

Paragraph 119(b) was considered relative to disclosure of significant payment terms.

•                  The Company disclosed when payment is typically due within the tables in Note 11, Financial and other non-current assets (page F-41) and Note 14, Other current assets (page F-44) which show the bifurcation of current and non-current receivables from customers.  To enhance disclosures, the Company has revised its Revenue policy disclosure in Note 3, Significant accounting policies (page F-19) to address the Staff’s comment and provided additional information on installment sales arrangements within the Revenue policy.

•                  The Company disclosed its common elements of variable consideration in Note 3, Significant accounting policies (page F-19).  As discussed above, usage-based payments related to installment sales do not constitute variable consideration and therefore are not included as an element of variable consideration disclosure.

Recording transactions for surgical equipment installment arrangements with usage-based payment terms

The Company recognizes revenue for the surgical equipment upon transfer of control to the customer and when the Company’s performance obligations are met (including delivery, physical installation, and any required training including clinical training) and simultaneously establishes a current and long-term receivable from the customer.

•                  The surgical equipment revenue is reflected in “Equipment/other” in the Company’s disclosure of net sales by business franchise in Note 5, Segment Information (page F-30).  Financing income for installment sales arrangements longer than twelve months is recognized over time in “Other Income” and is not material to Alcon’s financial statements (less than USD 20 million per annum).

•                  The corresponding current- and long-term equipment receivable from the customer are recorded within “Other current assets” and “Financial assets”, respectively.  The Financial assets disclosure in Note 3, Significant accounting policies (page F-16) states that Non-current financial assets include long-term receivables from customers, which are primarily related to surgical equipment sales arrangements.  These long-term receivables are carried at amortized cost which reflects the time value of money, less any allowances for uncollectable amounts, which are based on expected credit losses.

Upon subsequent sales of consumables and/or implantables, the Company invoices the customer for the consumables and/or implantables at their transaction price. The customer’s periodic invoice also includes a notice for the customer to pay an amount toward the customer’s outstanding surgical equipment receivable balance.  This notice is calculated by amounts pre-determined in the surgical equipment sales agreement (referred to as a “surcharge” by the Company) multiplied by the quantity of consumables and/or implantables in the invoice and is due under normal trade terms.

•                  Revenue is recognized for the consumables and/or implantables at their respective transaction price, adjusted for any variable consideration, and a corresponding trade receivable is established, as control of the consumables and/or implantables has transferred to the customer and the performance obligations have been met.  Revenue for the sale of the consumables and/or implantables is reflected in “Consumables” or “Implantables” in the Company’s disclosure of net sales by business franchise in Note 5, Segment Information (page F-30).

•                  The portion of the payment related to the payback of the outstanding surgical equipment receivable from the customer (referred to as a “surcharge” by the Company) is applied to the customer’s surgical equipment receivable balance when received.

Payment period for surgical equipment installment arrangements

Installment sales arrangements for surgical equipment typically range from one to five years in duration, with average payback of between two to three years.  Below are balances for outstanding current- and long-term receivables as disclosed in Note 14, Other current assets (page F-44) and Note 11, Financial and other non-current assets (page F-41), respectively, with current- and long-term representing approximately 45% and 55% of the total balance, respectively.

	2018		2017
Current portion of long-term receivables from customers	USD	133m	USD	159m
Long-term receivables from customers	USD	164m	USD	197m
Total	USD	297m	USD	356m

Right of return

The customer has the right to return the equipment to the Company up to the point in time that control over the equipment is transferred to the customer. During this period of time, no revenue is recorded by the Company. As the Company informed the Staff in its December 27, 2018 response to question number 16 to the Staff’s comment letter dated December 10, 2018, surgical equipment revenue is recognized when control is transferred and the Company’s performance obligations are met. Control over surgical equipment is considered transferred to the customer and our performance obligations are met upon completion of the full installment services (including delivery, physical installation, and any required training, including clinical training). The Company’s equipment installment sales arrangements typically include contract termination clauses but do not provide the customer with a substantive right to put the equipment back to the Company after control over the surgical equipment has been transferred to the customer.

Subject to applicable local laws, the Company’s right to retake control of equipment is limited to cases of material breach by the customer (e.g., from nonpayment).

*                                         *                                         *

On behalf of the Company, please allow us to express our appreciation of your attention to this matter.  Should you have any questions or comments with respect to this response letter, please contact D. Scott Bennett at 212-474-1132.

Sincerely,

D. Scott Bennett

Heather Percival
Division of Corporation Finance
Office of Electronics and Machinery
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0001

VIA EDGAR AND OVERNIGHT DELIVERY

Copy to:

Mr. Royce Bedward
General Counsel
Alcon Inc.
Chemin de Blandonnet 8
1714 Vernier, Geneva, Switzerland

VIA E-MAIL